SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August 2013

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐         No  ☒

Announcement  |  Lisbon  |  9 August 2013

Qualified holding and Long position — Morgan Stanley

Portugal Telecom, SGPS S.A. (“PT”) hereby informs that Morgan Stanley no holds less than 2% of the voting rights corresponding to the share capital of PT.

This change is due to the reduction, in 2,340,765 PT shares, in the number of PT shares borrowed by Morgan Stanley & Co. LLC and to the reduction, in 1,900,000 PT shares, in the number of PT shares borrowed by MS Equity Financing Services (Luxembourg) Sarl, which occurred on 2 August 2013, through an OTC transaction. As a result, Morgan Stanley’s holding now corresponds to 15,438,579 ordinary shares representing 1.72% of PT’s share capital and voting rights.

Additionally, PT was informed that this position is held as follows:

Holdings in ordinary shares:

•                      Morgan Stanley & Co. International plc: 10,338,045 ordinary shares representing 1.15% of the share capital and voting rights in PT;

•                      Morgan Stanley & Co. LLC: 4,546,559 ordinary shares representing 0.51% of the share capital and voting rights in PT;

•                      Morgan Stanley Smith Barney LLC: 324,401 ordinary shares representing 0.04% of the share capital and voting rights in PT;

•                      MS Equity Financing Services (Luxembourg) S.a.r.l.: 50,000 ordinary shares representing 0.01% of the share capital and voting rights in PT.

Holdings in financial instruments:

•                      Morgan Stanley & Co. International plc: 179,574 ordinary shares via cash settled financial instruments representing 0.02% of the share capital and voting rights in PT;

PT was further informed that the parent company Morgan Stanley controls Morgan Stanley & Co. International plc, Morgan Stanley & Co. LLC, MS Equity Financing Services (Luxembourg) S.a.r.l. and Morgan Stanley Smith Barney LLC, through the following chains of companies:

•                      Morgan Stanley & Co. International plc: Morgan Stanley International Holding Inc., Morgan Stanley International Limited, Morgan Stanley Group (Europe) and Morgan Stanley UK Group;

•                      Morgan Stanley & Co. LLC: Morgan Stanley Capital Management LLC and Morgan Stanley Domestic Holdings Inc;

•                      MS Equity Financing Services (Luxembourg) S.a.r.l.:  Morgan Stanley International Holdings Inc.;

•                      Morgan Stanley Smith Barney LLC: Morgan Stanley Capital Management LLC, Morgan Stanley Domestic Holdings Inc, Morgan Stanley & Co. LLC, MS Alpha Holdings LLC, Morgan Stanley JV Holdings LLC and Morgan Stanley Smith Barney Holdings LLC.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

This statement is pursuant to the terms and for the purposes of articles 17 of the Portuguese Securities Code and 2 and 2-A of the Portuguese Securities Commission Regulation no. 5/2008, following a communication received from Morgan Stanley & Co. International plc, with registered office at 25 Cabot Square, Canary Wharf, London E14 4QA, United Kingdom.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 9, 2013

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

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